UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G (AMENDMENT NO. 2)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Green Mountain Coffee Roasters, Inc.

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

393122106

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stephen P. Magowan, individually and as Trustee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States		.
NUMBER OF SHARES	5

SOLE VOTING POWER

8,508,854 (All 8,508,854 shares are held in four irrevocable trusts, which are for the benefit a child or other family members of Mr. Robert P. Stiller. Mr. Magowan is Trustee of each of these four trusts.)

BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,600 (held jointly with Mr. Magowan’s spouse)
EACH REPORTING	7

SOLE DISPOSITIVE POWER

8,508,854 (All 8,508,854 shares are held in four irrevocable trusts, which are for the benefit a child or other family members of Mr. Robert P. Stiller. Mr. Magowan is Trustee of each of these four trusts.)

PERSON WITH	8	SHARED DISPOSITIVE POWER 3,600 (held jointly with Mr. Magowan’s spouse)
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,512,454 (of which 3,600 are held by Mr. Magowan jointly with his spouse and 8,508,854 shares are held in four irrevocable trusts, each for the benefit of a child or other family member of Mr. Robert P. Stiller, of which Mr. Magowan is Trustee)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

5.497% (calculation based on 154,854,431 shares of Common Stock outstanding as January 17, 2012, as reported in Green Mountain Coffee Roasters, Inc.’s Form 10-K/A dated January 20, 2012 and filed January 20, 2012)

12	TYPE OF REPORTING PERSON:		IN

ITEM 1.

(a)	NAME OF ISSUER

Green Mountain Coffee Roasters, Inc.

(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

33 Coffee Lane, Waterbury, VT 05676

ITEM 2.

(a)	NAME OF PERSON FILING

Stephen P. Magowan, individually and as Trustee

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

Steiker, Fischer, Edwards & Greenapple
156 College St., 3rd Floor
Burlington, VT 05401

(c)	CITIZENSHIP

United States

(d)	TITLE OF CLASS OF SECURITIES

Common Stock, $0.10 par value per share

(e)	CUSIP NUMBER

393122106

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS:

Not Applicable

ITEM 4.	OWNERSHIP

(a)	Amount beneficially owned:

8,512,454 (of which 3,600 are held by Mr. Magowan jointly with his spouse and 8,508,854 shares are held in four irrevocable trusts, each for the benefit of a child or other family member of Mr. Robert P. Stiller, of which Mr. Magowan is Trustee)

(b)	Percent of class:

5.497% (calculation based on 154,854,431 shares of Common Stock outstanding as January 17, 2012, as reported in Green Mountain Coffee Roasters, Inc.’s Form 10-K/A dated January 20, 2012 and filed January 20, 2012)

(c)	Number of shares as to which the person has:

(i)	Sole power to direct the vote:
8,508,854 (All 8,508,854 shares are held in four irrevocable trusts,which are for the benefit a child or other family members of Mr. Robert P. Stiller. Mr. Magowan is Trustee of each of these four trusts.)

(ii)	Shared power to direct the vote:
3,600 (held jointly with Mr. Magowan’s spouse)

(iii)	Sole power to dispose or to direct the disposition of:
8,508,854 (All 8,508,854 shares are held in four irrevocable trusts, which are for the benefit a child or other family members of Mr. Robert P. Stiller. Mr. Magowan is Trustee of each of these four trusts.)

(iv)	Shared power to dispose or to direct the disposition of:
3,600 (held jointly with Mr. Magowan’s spouse)

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not Applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not Applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not Applicable

ITEM 10.	CERTIFICATION

By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 2012
Date

/s/Stephen P. Magowan
Signature

Stephen P. Magowan, individually and as Trustee
Name/Title